UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

International Aluminum Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of class of Securities)

458884103
(CUSIP Number)

Ms. Marran Ogilvie
c/o Ramius Capital Group, L.L.C.
666 Third Avenue
26th Floor
New York, New York 10017
(212) 845-7909

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 14, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Equity Partners, L.P. 13-4088890

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 100,843
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 100,843
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,843

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%

14) TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Investments, L.P. 20-2871525

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 18,116
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 18,116
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,116

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%

14) TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Advisors, LLC 20-0327470

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 18,116
8) SHARED VOTING POWER 100,843
9) SOLE DISPOSITIVE POWER 18,116
10) SHARED DISPOSITIVE POWER 100,843
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,959

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Investors, LLC 13-4126527

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 100,843
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 100,843
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,843

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 48,448
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 48,448
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,448

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Offshore Advisors, LLC 20-0327470

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 48,448
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 48,448
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,448

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.13%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Capital Group, L.P. 13-3635132

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 167,407
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 167,407
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,407

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%

14) TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LNA Capital Corp. 13-3635168

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 167,407
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 167,407
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,407

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 167,407
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 167,407
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,407

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Parche, LLC 20-0870632

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 24,403
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 24,403
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,403

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starboard Value & Opportunity Fund, LLC 37-1484524

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 118,502
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 118,502
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,502

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCG Equity Market Neutral Master Fund, Ltd. 98-0365487

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 4,589
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 4,589
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,589

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCG Halifax Fund, Ltd. 98-0197623

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 6,083
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 6,083
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,083

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 100,327
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 100,327
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,327

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Fund III, Ltd

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON none

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Admiral Advisors, LLC 37-1484525

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 142,905
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 142,905
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,905

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Advisors, LLC 13-3954331

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 100,327
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 100,327
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,327

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Capital Group, L.L.C. 13-3937658

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 253,904
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 253,904
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,904

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C4S & Co., L.L.C. 13-3946794

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 253,904
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 253,904
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,904

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Cohen

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 253,904
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 253,904
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,904

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey M. Solomon

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 253,904
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 253,904
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,904

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas W. Strauss

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 253,904
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 253,904
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,904

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.90%

14) TYPE OF REPORTING PERSON IN

This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission on July 20, 2004, as amended and restated by that certain Amendment No. 1 filed on January 20, 2005 and amended by that certain Amendment No. 2 filed on March 7, 2005, that certain Amendment No. 3 filed on April 19, 2005, that certain Amendment No. 4 filed on June 14, 2006 and that certain Amendment No. 5 filed on October 26, 2006 (together, the “Statement”), by and on behalf of the Reporting Persons identified therein with respect to the common stock, par value $1.00 per share, of International Aluminum Corporation, a California corporation (the “Company”). The principal executive offices of the Company are located at 767 Monterey Pass Road, Monterey Park, California 91754.

Item 2.    Identity and Background.

The second paragraph of Item 2 of the Statement is hereby amended and restated as follows:

The Reporting Entities have previously reported together regarding their respective interests in the Common Stock because they might have been deemed to constitute a “group” with respect to such Common Stock for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On November 14, 2006, the Barington Entities (as defined below) and the Ramius Entities (as defined below) decided to make decisions regarding their respective investments in shares of Common Stock independently of each other, and in particular will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company. The Reporting Entities will therefore discontinue filing a joint Statement on Schedule 13D, such that upon the filing of this Amendment No. 6, Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., and James Mitarotonda (collectively, the “Barington Entities”) will no longer be included as Reporting Entities in future amendments to the Statement filed by the remaining Reporting Entities (collectively, the “Ramius Entities”). As a result, the Ramius Entities disclaim membership in any “group” with the Barington Entities, and the Barington Entities disclaim membership in any “group” with the Ramius Entities, for purposes of Section 13(d)(3) of the Exchange Act or otherwise. The Barington Entities beneficially own, in the aggregate, fewer than 5% of the outstanding shares of Common Stock, and therefore have no independent obligation to file a separate statement on Schedule 13D with respect to the shares of Common Stock. To the extent, if any, that any of the Barington Entities become otherwise obligated to file a statement on Schedule 13D with respect to securities of the Company, either alone or together with third parties other than the Ramius Entities, it is anticipated that they would independently file any such separate statement.

In addition, as a result of the transaction described in Item 3 below, Ramius Fund III, Ltd is no longer a beneficial owner of any shares of Common Stock and will not be included in future amendments to this Schedule 13D.

As of November 1, 2006, the persons previously identified in the Statement as Reporting Entities (including both the Barington Entities and the Ramius Entities) were the beneficial owners of, in the aggregate, 421,311 shares of Common Stock, representing approximately 9.79% of the shares of Common Stock presently outstanding.

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, persons previously identified in the Statement as Reporting Entities acquired an aggregate of 21,239 shares of Common Stock. Barington Companies Offshore Fund, Ltd. purchased an aggregate of 13,500 shares for a total price of approximately $532,322.55. Ramius Master Fund, Ltd. acquired 7,739 shares from Ramius Fund III, Ltd as a contribution in kind at an acquisition price of $306,541.79 based on the closing price of the Company’s Common Stock on the New York Stock Exchange on the date of contribution.

All such purchases and sales of Common Stock were, except as described above and in the Schedule attached hereto, made in open market transactions. All such transactions effected since the filing of the Statement are described in the Schedule attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.    Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

Robert Longnecker was elected to the Board of Directors of the Company at the Company’s 2006 Annual Meeting of Shareholders held on October 26, 2006. Mr. Longnecker is a research analyst at Barington Capital Group, L.P., an affiliate of Barington.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

(a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 100,843 shares of Common Stock, representing approximately 2.34% of the shares of Common Stock presently outstanding based upon the 4,305,338 shares of Common Stock reported by the Company to be issued and outstanding as of November 1, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on November 6, 2006 (the “Issued and Outstanding Shares”). As of the date hereof, Barington Investments, L.P. beneficially owns 18,116 shares of Common Stock, constituting approximately 0.42% of the Issued and Outstanding Shares. As of the date hereof, Barington Companies Offshore Fund, Ltd. beneficially owns 48,448 shares of Common Stock, constituting approximately 1.13% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 118,959 shares, constituting approximately 2.76% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P.,

Barington Companies Investors, LLC may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.34% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 48,448 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 1.13% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 48,448 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 167,407 shares, constituting approximately 3.89% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 48,448 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 167,407 shares of Common Stock, constituting approximately 3.89% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 48,448 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 167,407 shares of Common Stock, constituting approximately 3.89% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 48,448 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of the date hereof, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 24,403 and 118,502 shares of Common Stock, respectively, constituting approximately 0.57% and 2.75%, respectively, of the Issued and Outstanding Shares. As the managing member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 24,403 shares and the 118,502 shares of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, respectively, representing an aggregate of 142,905 shares, constituting approximately 3.32% of the Issued and Outstanding Shares. As of the date hereof, each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. beneficially own 4,589 and 6,083 shares of Common Stock, respectively, constituting approximately 0.11% and 0.14%, respectively, of the Issued and Outstanding Shares. As of the date hereof, Ramius Master Fund, Ltd. beneficially owns 100,327 shares of Common Stock, constituting approximately 2.33 % of the Issued and

Outstanding Shares. As the investment manager of Ramius Master Fund, Ltd., Ramius Advisors, LLC may be deemed to beneficially own the 100,327 shares of Common Stock owned by Ramius Master Fund, Ltd., constituting approximately 2.33% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and Ramius Advisors, LLC and the investment manager of each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., Ramius Capital Group, L.L.C. may be deemed to beneficially own the 24,403 shares, the 118,502 shares, the 100,327 shares, the 4,589 shares and the 6,083 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, representing an aggregate of 253,904 shares, constituting approximately 5.90% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 24,403 shares, the 118,502 shares, the 100,327 shares, the 4,589 shares and the 6,083 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, representing an aggregate of 253,904 shares, constituting approximately 5.90% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 24,403 shares, the 118,502 shares, the 100,327 shares, the 4,589 shares and the 6,083 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, representing an aggregate of 253,904 shares, constituting approximately 5.90% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 24,403 shares, the 118,502 shares, the 100,327 shares, the 4,589 shares and the 6,083 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that (i) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them and (ii) Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6.    Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Statement is hereby amended and supplemented as follows:

Although the Ramius Entities and the Barington Entities will no longer act together for the purpose of acquiring, holding or disposing of securities of the Company, the previously disclosed arrangement whereby Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company will remain applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 15, 2006

                BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC,
                                    its general partner

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Managing Member

                BARINGTON INVESTMENTS, L.P.
By:	Barington Companies Advisors, LLC, its general partner

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:  Authorized Signatory

                BARINGTON COMPANIES ADVISORS, LLC

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Authorized Signatory

                BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Managing Member

                BARINGTON COMPANIES OFFSHORE FUND, LTD.

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President

                BARINGTON OFFSHORE ADVISORS, LLC

                By: /s/ James A. Mitarotonda
                Name: James A. Mitarotonda
                Title:  Authorized Signatory

                BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President and CEO

                LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President and CEO

                /s/ James A. Mitarotonda
                James A. Mitarotonda

                PARCHE, LLC
By:	Admiral Advisors, LLC, its managing member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

                STARBOARD VALUE & OPPORTUNITY FUND, LLC
By:	Admiral Advisors, LLC, its managing member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

                RCG EQUITY MARKET NEUTRAL MASTER FUND, LTD.
                By: Ramius Capital Group, L.L.C., its investment manager

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

                RCG HALIFAX FUND, LTD.
                By: Ramius Capital Group, L.L.C., its investment manager

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

                RAMIUS MASTER FUND, LTD.

                By: Ramius Advisors, LLC, its investment manager
                By: Ramius Capital Group, L.L.C., its sole member

By:	/s/ Jeffrey M. Solomon
                Name: Jeffrey M. Solomon
                Title:  Authorized Signatory

                RAMIUS FUND III, LTD

                By: Ramius Advisors, LLC, its investment manager
                By: Ramius Capital Group, L.L.C., its investment manager

By:	/s/ Jeffrey M. Solomon
                Name: Jeffrey M. Solomon
                Title:  Authorized Signatory

                ADMIRAL ADVISORS, LLC
By:	Ramius Capital Group, L.L.C., its sole member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

                RAMIUS ADVISORS, LLC

By:	Ramius Capital Group, L.L.C., its sole member

By:	/s/ Jeffrey M. Solomon
                Name: Jeffrey M. Solomon
Title:	Authorized Signatory

                RAMIUS CAPITAL GROUP, L.L.C.
By:	C4S & Co., L.L.C., its managing member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Managing Member

                C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Managing Member

                /s/ Jeffrey M. Solomon
                                            Individually and as attorney-in-fact for Peter A. Cohen,
                                            Morgan B. Stark and Thomas W. Strauss

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated since the filing of the Statement by any person previously identified in the Statement as a Reporting Entity. Except as described in footnote 1 to this Schedule, all transactions were effectuated in the open market through a broker.

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

10/26/2006	13,500	$39.4313	$532,322.55

Shares acquired by Ramius Master Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

10/31/2006	7,739[1]	$39.61	$306,541.79

Shares disposed of by Ramius Fund III, Ltd

Date	Number of Shares	Price Per Share	Cost(*)

10/31/2006	(7,739)[1]	$39.61	$(306,541.79)

(*) Excludes commissions and other execution-related costs.

----------------------------------
1 The shares reported as acquired by Ramius Master Fund, Ltd. and disposed of by Ramius Fund III, Ltd were acquired by Ramius Master Fund, Ltd. from Ramius Fund III, Ltd as a contribution in kind on October 31, 2006. The closing price of the Company’s Common Stock on the New York Stock Exchange on October 31, 2006 was $39.61 per share.